GENIUS SPORTS LIMITED

9th Floor, 10 Bloomsbury Way

London, WC1A 2SL

June 15, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ryan Lichtenfels

Re:	Genius Sports Limited

Registration Statement on Form F-3

Filed June 7, 2022

File No. 333-265466

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Genius Sports Limited (the “Company”) hereby requests that the effective date of its Registration Statement on Form F-3, File No. 333-265466 (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on June 17, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, requests by telephone that such Registration Statement be declared effective.

Please contact Ross M. Leff at (212) 446-4947 of Kirkland & Ellis LLP, special counsel to the Company, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Nicholas Taylor
Nicholas Taylor
Chief Financial Officer

Via E-mail:

cc: Joshua N. Korff

Ross M. Leff

Allison C. Gallagher

Kirkland & Ellis LLP